UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Farm.One, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> December 8, 2015

Physical address of issuer
15 William Street, Apt 14B, New York, NY 10005

Website of issuer
http://farm.one

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$298,053	$244,422
Cash & Cash Equivalents	$6,183	$19,910
Accounts Receivable	$40,005	$32,268
Short-term Debt	$63,843	$76,253
Long-term Debt	$1,007,603	$451,427
Revenues/Sales	$413,316	$210,442
Cost of Goods Sold	-$307,882	-$169,189
Taxes Paid	$0.00	$0.00
Net Income	-$490,143	-$272,761

April 29, 2019

FORM C-AR

Farm.One, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Farm.One, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://farm.one no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Farm.One, Inc. (the "Company") is a Delaware Corporation, formed on December 8, 2015.

The Company is located at 15 William Street, Apt 14B, New York, NY 10005.

The Company's website is http://farm.one.

The information available on or through our website is not a part of this Form C-AR.

The Business

Farm.One, Inc. ("The Company") designs, builds, and operates urban hydroponic farms growing specialty produce for chefs and consumers. The Company currently operates 2 such farm in Manhattan, NY, and plans to build additional farms in other US cities or other countries on the same model. The farms are centrally located, use LED lighting to grow year-round, use no pesticides in growing, and grow a large variety of specialty products. Subsequent Farm.One farms in other cities will use the same operating process, consumables, software and hardware as the Manhattan farms, managed centrally, creating potential economies of scale.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder.
There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials used in our growing process.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with

our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S.

or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert Laing who is CEO of the Company. The Company has entered into an employment agreement with Robert Laing although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Robert Laing or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Laing in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Robert Laing were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in our products from a number of third-party suppliers. In addition, our products are agricultural products and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

- changes in awareness of the social effects of farming and food production;

- changes in consumer perception regarding the healthfulness of our products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Farm.One, Inc. ("The Company") designs, builds, and operates urban hydroponic farms growing specialty produce for chefs and consumers. The Company currently operates 2 such farms in Manhattan, NY, and plans to build additional farms in other US cities or other countries on the same model. The farms are centrally located, use LED lighting to grow year-round, use no pesticides in growing, and grow a large variety of specialty products. Subsequent Farm.One farms in other cities will use the same operating process, consumables, software and hardware as the Manhattan farms, managed centrally, creating potential economies of scale.

Business Plan

Our business plan remains to build and operate small urban 'vertical' farms growing a wide range of specialty produce for chefs in the same city. Our focus is on continuing to develop technology to enable these kinds of farms, on improving our process for efficiency, and on building our brand to increase awareness. During 2019, we expect to build at least one new farm outside of New York,

with a partner brought on board to finance the installation of the farm. We plan to continue to operate in New York as the central HQ. Future strategic opportunities: Beyond building additional farms on our existing high-end model, we have several options to give ourselves access to broader markets. As our CapEx per square foot goes down, and efficiency increases, we can choose to grow more mainstream crop ranges in slightly larger farms. We can leverage our premium brand to create food and beverage products. We can build farms in partnerships with specific brands, such as hotel groups. The hardware and software technology that we build can also be commercialized. The key is for us to create these long-term options by, in the short- to medium-term, building high-quality farms that are profitable using defensible technology. Final exit: Our focus is on building a strong, profitable company rather than focusing on an immediate exit. However the kind of acquirers who may be interested in purchasing an innovative urban agriculture company like Farm.One may be in the following industry areas: Premium Grocery (e.g. Whole Foods/Amazon/Dean&Deluca etc); General Agriculture (e.g. Cargill, Monsanto); General Food & Beverage, Logistics, Restaurant & Hotel Groups. As other technology companies also explore 'future of food' themes, there are also other, large, potential acquirers in tech that do not fit into traditional definitions of an ag-focused company. By building a company that generates cash while creating a defensible market position for ourselves, we hope to have many options for exit if we choose.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Specialty Produce	A range of over 500 different herbs, edible flowers and microgreens	High-end restaurants in the New York area (around 500 potential customers)
Tours & Classes	Evening and weekend tours of the farm space, including tasting. Classes teaching attendees hydroponics.	Tourists and NYC locals

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers.

The Company's revenue comes from direct sales to chefs of high-end restaurants. Farms are located in city centers close to chef customers. Product is harvested and delivered directly via bike or subway to the restaurant. A typical customer will order $100-$700 per week of product, and place recurring orders. The company also gains revenue from events, tours of the space, and classes teaching hydroponics.

Competition

The Company's primary competitors are local farmers and so-called specialty chefs' farms.

Other vertical farming companies exist, focused on mass-market leafy greens and supermarket herbs. We expect more competition to develop in the future.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. Occasionally specific seeds are unavailable due to seasonal issues or problems at a specific supplier. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company sells to high-end restaurants in cities. A typical customer will order $100-$700 per week of product, and place recurring orders. The company also gains revenue from events, tours of the space, and classes teaching hydroponics.

Intellectual Property

The Company does not have any registered intellectual property.

Governmental/Regulatory Approval and Compliance

Whereas there are no specific state or federal regulations governing urban or vertical farms, we believe that we are compliant with all material laws governing farming and food production. While we conduct no food processing, our farm facility, equipment and processes are held to the same or higher standards than a restaurant or other food processing facility.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 15 William Street, Apt 14B, New York, NY 10005

The Company has the following additional addresses: 77 Worth Street, Floor 1, New York, NY 10013 and 225 Liberty Street, New York, NY 10281

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Robert Laing – Director, Founder and CEO

Mr. Laing is the Company's founder. He has also served as a director and as Chief Executive Officer of the Company since December 2015.

Education

Mr. Laing holds a bachelor's degree from the University of the Arts, London.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,023,614
Voting Rights	Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may in the future issue additional shares of Common Stock, which may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.

Type of security	Convertible Notes
Principal Amount outstanding	$491,719.00
Voting Rights	The Convertible Notes differ from the common stock as follows: Owners of the common stock have the right to vote, while owners of Convertible Notes do not. If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock. If the value of the Company grows to more than $7,000,000, owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

Type of security	April 2017 SAFE (Simple Agreement for Future Equity)
Investment Amount outstanding	$115,000.00
Voting Rights	Holders of SAFEs have no voting rights.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no

	greater than $3 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $3 million, then the number of shares of preferred stock will be calculated on the basis of a $3 million total valuation.

Securities issued pursuant to Regulation CF:

Type of security	Convertible Notes
Principal Amount outstanding	$491,719.00
Voting Rights	None.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$491,719.00
Interest rate and payment schedule	2% interest, payable upon maturity.
Amortization schedule	Payable upon maturity.
Describe any collateral or security	Unsecured.
Maturity date	November 30, 2019.
Other material terms	Convertible into shares of the Company's common stock.

Type of debt	Loan
Name of creditor	Various Private Lenders – Related to the Company's Founder and CEO
Amount outstanding	$420,826
Interest rate and payment schedule	0% interest.
Amortization schedule	Payable upon maturity.
Describe any collateral or security	Unsecured.
Maturity date	Payable on demand.
Other material terms	The terms of this loan may be retroactively revised at a future date.

The total amount of outstanding debt of the company is $1,007,603.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$491,719.00	General working capital	April 30, 2018	Regulation CF
SAFE (Simple Agreement for Future Equity)	$115,000.00	General Working Capital	April 2017	Section 4(a)(2)

Ownership

Robert Laing, 73.56% ownership, Common Stock Option Pool: 11.77% SAFEs (Expected Conversion to Equity): 8.11% Crowdfunding, end December 2018 (Convertible Note): 6.56%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Robert Laing	73.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$490,143.00	-$490,143.00	$0.00

Operations

The Company intends to reach profitability of operations in the next 12 months by: Improving efficiency of farming operations; Increasing chef sales revenue to full farm capacity by bringing on new customers and increasing average basket size; Increasing our revenue from events, tours and classes by building relationships with partners and expanding our marketing efforts. Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources

On April 30, 2018, the Company conducted an offering pursuant to Regulation CF and raised $491,719.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering. The Company has in the past relied on additional contributions from the Founder/CEO and related parties, and may choose to do so in the future.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future. However, the Company may have opportunities to build additional farms, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Relatives of the Company's founder loaned the Company $135,715 and $170,082 under informal arrangements. The loans bear no interest and are considered payable on demand, but are classified as a long-term liability as the loans will be outstanding for at least one year. The terms may be retroactively revised at a future date. The total amounts outstanding as of December 31, 2018 and 2017 were $420,826 and $285,110, respectively.

During 2017 and 2018, the Company's CEO provided the Company advances and repaid such periodically, including repayments in excess of advances. The amount due to the Company from the CEO as of December 31, 2018 was $21,385 and the amount payable from the Company to the CEO as of December 31, 2017 was $52,152. These balances bear no interest and are payable on demand.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robert Laing
(Signature)

Robert Laing
(Name)

Director & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Laing
(Signature)

Robert Laing
(Name)

Director & CEO
(Title)

April 29, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Robert Laing, being Director and Chief Executive Officer of Farm.One, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form C-AR reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/ Robert Laing
(Signature)

Robert Laing
(Name)

Director and Chief Executive Officer
(Title)

April 29, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Farm.One, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018 and 2017

Farm.One, Inc.

TABLE OF CONTENTS

FARM.ONE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,183	$ 19,910
Accounts receivable	40,005	32,268
Subscription receivable	-	28,760
Inventory	80,500	30,100
Total Current Assets	126,688	111,038
Non-Current Assets:		
Due from related party	21,385	-
Property and equipment, net	149,980	133,384
Total Non-Current Assets	171,365	133,384
TOTAL ASSETS	$ 298,053	$ 244,422
LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 2,942	$ 1,307
Accrued expenses	53,706	22,794
Advance from related party	-	52,152
Accrued intrest payable	7,195	-
Total Current Liabilities	63,843	76,253
Non-Current Liabilities:		
SAFE agreements liability	115,000	115,000
Convertibles notes, net of unamortized discounts		
of $19,942 and $4,308	471,777	51,317
Loans payable - related parties	420,826	285,110
Total Non-Current Liabilities	1,007,603	451,427
Total Liabilities	1,071,446	527,680
Stockholder's Equity/(Deficit):		
Common stock, $0.00001 par value, 10,000,000 shares		
authorized, 4,876,125 and 4,664,800, shares issued		
and outstanding, 4,084,967 and 4,029,433 shares		
vested, as of December 31, 2018 and 2017, all		
respectively	48	46
Additional paid-in capital	132,120	132,114
Accumulated deficit	(905,561)	(415,418)
Total Stockholder's Equity/(Deficit)	(773,393)	(283,258)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)	$ 298,053	$ 244,422

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Sales, net	$ 413,316	$ 210,442
Cost of goods sold	(307,822)	(169,189)
Gross profit	105,494	41,253
Operating Expenses:		
General and administrative	454,271	281,749
Sales and marketing	112,555	30,545
Research and development	-	346
Total Operating Expenses	566,826	312,640
Loss from Operations	(461,332)	(271,387)
Other Income/(Expense):		
Interest expense	(28,811)	(1,374)
Total Other Income/(Expense)	(28,811)	(1,374)
Provision for Income Tax	-	-
Net Loss	$ (490,143)	$ (272,761)

FARM.ONE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
	Number of Shares	Amount			
Balance at December 31, 2016	3,920,000	$ 39	$ 132,099	$ (142,657)	$ (10,519)
Issuance of common stock for services	744,800	7	15	-	22
Net loss	-	-	-	(272,761)	(272,761)
Balance at December 31, 2017	4,664,800	46	132,114	(415,418)	(283,258)
Issuance of common stock for services	211,325	2	6	-	8
Net loss	-	-	-	(490,143)	(490,143)
Balance at December 31, 2018	4,876,125	$ 48	$ 132,120	$ (905,561)	$ (773,393)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (490,143)	$ (272,761)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	36,495	20,386
Amortization of loan fees	19,046	-
Common stock issued for services	8	22
Changes in operating assets and liabilities:		
Change in receivables	(7,737)	(29,060)
Change in inventory	(50,400)	(11,957)
Change in accounts payable	1,636	(19,642)
Change in accrued expenses	30,912	22,770
Change in accrued interest payable	7,195	-
Net Cash Used in Operating Activities	(452,988)	(290,242)
Cash Flows from Investing Activities		
Purchases of property and equipment	(53,091)	(97,128)
Net Cash Used in Investing Activities	(53,091)	(97,128)
Cash Flows from Financing Activities		
Advances from/(payments to) related parties	(73,537)	52,152
Loans from related parties	135,715	170,082
Proceeds from issuance of SAFE agreements	-	115,000
Proceeds from issuance of convertible notes	436,094	26,865
Proceeds received from subscription receivable	28,760	-
Offering costs	(34,680)	(4,308)
Net Cash Provided by Financing Activities	492,352	359,791
Net Change In Cash	(13,727)	(27,579)
Cash at Beginning of Period	19,910	47,489
Cash at End of Period	$ 6,183	$ 19,910
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,570	$ 1,374
Cash paid for income tax	$ -	$ -

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Farm.One, Inc. (the "Company"), is a corporation organized December 8, 2015 under the laws of Delaware. The Company grows rare produce in farms in central city locations, selling predominantly to chefs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2018 or 2017.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $80,500 and $30,100 as of December 31, 2018 and 2017, respectively, consisted of plants and related overhead. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 3-10 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment totaled $36,495 and $20,386 for the years ended December 31, 2018 and 2017, respectively. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Computer & office equipment	$ 17,345	$ 17,345
Farm Equipment	158,188	105,097
Leasehold improvements	35,000	35,000
Property and equipment, at cost	$ 210,533	$ 157,442
Less: accumulated depreciation	(60,553)	(24,058)
Property and equipment, net	$ 149,980	$ 133,384

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of Net Revenues

Cost of goods sold includes product costs, consumables, packaging, labor, and overhead allocations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,019,145 and $494,100 as of December 31, 2018 and 2017, respectively. The Company pays Federal and New York income taxes, and has used an

effective blended rate of 26.1% (38.3% as of December 31, 2017) to derive net tax assets of $297,767 and $170,614 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards, book to tax differences in depreciation methods, and other tax to GAAP differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets. This rate change reduced the Company's net deferred tax assets from 2017 and prior by $64,913.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated significant revenues, has not yet generated profits, has sustained net losses of $490,143 and $272,761 for the years ended December 31, 2018 and 2017, respectively, has an accumulated deficit of $905,561 as of December 31, 2018, has a stockholders' deficit of $773,393 as of December 31, 2018, and has limited available liquid assets as of December 31, 2018 with just $6,183 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDER'S EQUITY/(DEFICIT)

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2018 and 2017, 4,876,125 and 4,664,800 shares of common stock were issued and outstanding, respectively.

No assurance is provided

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

For the years ended December 31, 2018 and 2017, the Company issued a total of 211,325 and 744,800 shares of common stock, respectively, to service providers under restricted stock purchase agreements at a price per share of $0.00003, providing total proceeds of $8 and $22, respectively. These issuances contain vesting provisions providing for pro rata vesting of the shares over a 48-month period, subject to a one-year cliff where ¼ of the shares vest on the 1-year anniversary of issuance. The number of unvested shares was 791,158 and 635,367 as of December 31, 2018 and 2017, respectively, which will vest over a weighted average remaining period of 36 months.

NOTE 5: RELATED PARTY TRANSACTIONS

Relatives of the Company's founder loaned the Company $135,715 and $170,082 under informal arrangements. The loans bear no interest and are considered payable on demand, but are classified as a long-term liability as the loans will be outstanding for at least one year. The terms may be retroactively revised at a future date. The total amounts outstanding as of December 31, 2018 and 2017 were $420,826 and $285,110, respectively.

During 2017 and 2018, the Company's CEO provided the Company advances and repaid such periodically, including repayments in excess of advances. The amount due to the Company from the CEO as of December 31, 2018 was $21,385 and the amount payable from the Company to the CEO as of December 31, 2017 was $52,152. These balances bear no interest and are payable on demand.

NOTE 6: LEASE OBLIGATIONS

In April 2017, the Company entered into a lease agreement for commercial space it began occupying in January 2017. The initial lease term is from January 1, 2017 through December 31, 2021, with renewal options for two additional five-year terms. The initial lease rate is $500 per month, with 3.5% escalations annually commencing January 1, 2018. If and upon renewals, there is a 6% escalation to the lease rate at each renewal. The Company is also required to pay a portion of property taxes, utilities, and other common costs. Rent expense for the years ending December 31, 2018 and 2017 totaled $24,145 and $4,978, respectively. Future minimum lease payments are as follows:

2019	$	6,427
2020		6,652
2021		6,885
Total	$	19,964

NOTE 7: CONVERTIBLE NOTES PAYABLE

SAFE Agreements

In 2017, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $115,000. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $115,000 as of December 31, 2018 and 2017 (the "Purchase Amount") into the Company's stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a

fixed pre-money valuation. The number of shares of stock the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: A) cash of the Purchase Amount; B) the number of shares of common stock determined by the share pricing derived by dividing a $3,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement). As of both December 31, 2018 and 2017, $115,000 of SAFE agreements were outstanding.

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

Convertible Note Issuances

During the years ended December 31, 2018 and 2017, the Company entered into convertible note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $446,719. The Crowd Note agreements have bear interest at 2% and have a maturity date of November 30, 2019.

These notes entitle the holder to convert the convertible notes into the Company's stock. The terms provide for automatic conversion of the convertible note agreements into the Company's stock if and upon a qualified equity financing event of $5,000,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the lesser of: a) a $7,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

Loan fees of $34,680 and $4,308 were incurred in connection with this offering and were recorded as discounts to the notes during the years ended December 31, 2018 and 2017, respectively. The loan fees were discounted to the note balances, and the Company is amortizing such fees to interest expense over the life of the loans under the effective interest rate method. As of December 31, 2018 and 2017, $446,719 and $55,625 of convertible notes were outstanding, which are presented net of unamortized loan expenses of $19,942 and $4,308, for a carrying balance of $426,777 and $51,317 as of December 31, 2018 and 2017, all respectively. Amortization of $19,046 and $0 were recognized during the years ended December 31, 2018 and 2017 on this discount, respectively. The Company accrued interest of $6,820 and $0 against these notes during the years ended December 31, 2018 and 2017, respectively.

The Company also entered into 2 additional convertible note agreements during 2018, in the amounts of $25,000 and $20,000. The notes have the exact same terms and maturity dates as the convertibles notes that were issued under the Regulation Crowdfunding campaign. Accrued interest on these loans totaled $375 for the year ended December 31, 2018. As of December 31, 2018, $45,000 of the convertible notes remained outstanding.

As of December 31, 2018, the convertible note agreements have not yet converted as a qualifying financing had not yet occurred. The convertible note agreements are recorded as a liability until conversion occurs. The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 29, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.